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                                                                  Exhibit (a)(3)

QUANTUM CORPORATION ANNOUNCES STOCK
OPTION EXCHANGE PROGRAM FOR EMPLOYEES


Milpitas, Calif., June 4, 2001 -- Quantum Corporation (NYSE: DSS) today announced it will offer its employees a Voluntary Stock Option Exchange program through which eligible employees will be granted new options that are intended to replace certain previously granted options that have exercise prices higher than the current market price for its shares.

     Eligible Quantum employees will be offered an opportunity to surrender stock options that have an exercise price of $14 per share or more until July 3, 2001, promptly after which time the surrendered options will be cancelled. Six months and one day from cancellation, new options will be issued on a one-for-one basis for each option surrendered. The exercise price of the new options will be the fair market value of Quantum stock on the day of grant.

     About 40% of Quantum's outstanding stock options have exercise prices significantly above the company's current market price.

     The exchange program is being structured to comply with FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, Quantum expects that there will be no variable compensation charges as a result of the program. Members of the company's Board of Directors and executive officers will not be eligible to participate in the exchange program.

About Quantum

Quantum Corporation (NYSE:DSS), founded in 1980, is a global leader in data protection, meeting the rapidly growing needs of business customers for innovative enterprise-wide storage solutions and services. The company's products provide backup, archiving and recovery of business-critical data through solutions that deliver high performance, reliability, cost effectiveness and scalability. Quantum is the world's largest supplier of DLTtape(TM) automation systems, DLTtape drives, Super DLTtape(TM) drives, and workgroup-class network attached storage (NAS) appliances through its Snap Server products. Quantum DSS sales for the fiscal year ending March 31, 2001, were
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approximately $1.4 billion.  Quantum Corp., 501 Sycamore Dr., Milpitas, CA
95305, (408) 894-4000, www.quantum.com.
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